Exhibit 10.10
February 17, 2026

Dear Olivier:
Equinix LLC ("Equinix" or the "Company") is pleased to offer you employment on the following terms. This offer is contingent upon approval of the Board of Directors of Equinix, Inc. and its Talent, Culture and Compensation Committee (the "Committee"), completion of a satisfactory background check, and your ability to provide or obtain valid work authorization in the United States. Subject to these conditions, your anticipated start date will be March 16, 2026 (the "Effective Date").

1.    Position. You will serve in a full-time capacity as Chief Financial Officer, based out of Redwood City, California, and will report to Adaire Fox-Martin, Chief Executive Officer and President. By signing this letter agreement, you represent and warrant to Equinix that you are under no contractual commitments inconsistent with your obligations to Equinix.
2.    Salary. You will be paid a salary at the annual rate of $700,000 USD, which will be paid on a bi-weekly basis in accordance with Equinix's standard payroll practices for salaried employees. This salary may be subject to increase pursuant to Equinix's employee compensation policies in effect from time to time, but no decrease, other than pursuant to a Company-wide reduction of compensation where the reduction affects similarly situated employees and your reduction is substantially equal, on a percentage basis, to the reduction of such similarly situated employees. Additionally, provided that your start date is prior to October 1 of this calendar year, you will be eligible to participate in Equinix's annual merit increase and salary review process (which will occur at the beginning of next calendar year for the prior year). Merit increases are based on a variety of factors, including Company and your individual performance, market value of the role, and Company budget, and are effective on a date determined by our annual salary review timelines.
3.    Company Wide Bonus. You will be eligible to participate in Equinix's 2026 Global Annual Incentive Plan, provided that your start date is prior to October 1. Under the plan, you will be eligible to earn annual incentive compensation with a target amount equal to 100% of your annual base salary, based upon Equinix's financial performance and your individual performance. The annual incentive bonus will be pro-rated based on your start date and will be paid in cash and/or fully-vested RSUs (defined below), as determined by the Committee, and as generally applicable to all senior executives of the Company. Detailed information on this plan will be provided to you after you start.
4.    Equity Awards.

(a)    2026 Equity Awards. For fiscal 2026, you will receive equity awards representing a target grant date value of $10,000,000 (the "2026 Equity Awards") under the Equinix, Inc. 2020 Equity Incentive Plan, as amended from time to time in accordance with its terms (the “Equity Plan”). The 2026 Equity Awards will be granted in the same form and in the same mix as was provided to other executive officers of the Company for their 2026 long-term incentive awards, which consists of the following grants: (i) approximately 47% of the 2026 Equity Awards will be in the form of a grant of performance-based restricted stock units ("PSUs") that are subject to financial performance metrics and vesting over three years, (ii) approximately 20% of the 2026 Equity Awards will be in the form of a grant of PSUs that are subject to total shareholder return ("TSR") performance metrics and vesting after three years, and (iii) approximately 33% of the 2026 Equity Awards will be in the form of a grant of restricted stock units subject to time vesting over three years ("RSUs"). These 2026 Equity Awards will be subject to terms and conditions consistent with the 2026 long-term incentive awards granted to the Company's executive officers. For the avoidance of doubt, these 2026 Equity Awards will constitute your 2026 annual long-term incentive award and will not be pro-rated. Starting in 2027, subject to your continued employment, you will participate in the Company's long-term incentive program for its executive officers, in accordance with the terms as determined by the Committee from time to time.

(b)    One-Time Equity Award. As soon as practicable following the commencement of employment, you will receive an award of RSUs valued at $5,000,000 on the date of grant (the “One-Time Equity Award”). This award will be subject to the terms and conditions of the Equity Plan and the Company’s standard award agreement thereunder for RSUs; provided that it will vest over no more than 36 months from your start date, vesting in equal annual installments until fully vested.

(c)    The number of shares of Company common stock subject to the 2026 Equity Awards and the One-Time Equity Award will be calculated in accordance with the Company's normal equity grant policies. All grants are made under and subject to the terms and conditions of the applicable equity award plan, in place from time to time, and your award agreement, which you must sign to accept and receive any grant. Each RSU represents an unfunded right to receive one share of Equinix, Inc. common stock upon vesting, provided you remain in actual employment through the vesting date and meet all other eligibility requirements of the equity award plan and your award agreement. All unvested RSUs shall be forfeited if you cease to be in active service to the Company.

5.    Severance. You will be entitled to participate in the Company's Executive Severance Plan, as in effect from time to time (the "Severance Plan"), which was adopted by the Committee on February 6, 2026, a copy of which has been provided to you. The Severance Plan specifies the severance payments, accelerated equity vesting, and benefits you may become entitled to receive in connection with certain terminations of employment. Notwithstanding anything in the foregoing to the contrary, if your employment with the Company terminates after you have completed five (5) years of active service for any reason other than by the Company for Cause (as defined in the Severance Plan), including due to your voluntary retirement, you shall be entitled to the Non-CIC Severance Benefits as set forth in the Severance Plan as though your employment had been terminated by the Company without Cause, which Non-CIC Severance Benefits will otherwise be subject to the terms and conditions of the Severance Plan. Nothing in the preceding sentence shall be construed as limiting benefits otherwise entitled to you under the Severance Plan in the event of a Qualifying Non-CIC Termination or a Qualifying CIC Termination as such terms are defined in the Severance Plan.

6.    Sign-On Bonus. You will receive a cash sign-on bonus of $200,000, less applicable taxes, deductions and withholdings, with your first paycheck (the "Sign-On Bonus"). To the extent that your employment is terminated due to (i) your termination by the Company for Cause or (ii) your resignation without Good Reason (as each such term is defined in the Severance Plan), in each case on or prior to the first anniversary of the Effective Date, at the request of the Company, you will be required to repay to the Company the net after-tax amount of the Sign-On Bonus that you received.

7.    Relocation. The Company understands that you will be relocating in connection with your hire. It is expected that you will relocate to Redwood City, CA, on or before the six month anniversary of the Effective Date, prior to which time, the Company will reimburse you for (or provide you with) reasonable temporary housing and travel expenses in connection with your travel to Company headquarters in accordance with the Company's relocation assistance program. In addition, the Company will provide you with our standard relocation assistance benefits, subject to the terms and conditions of the applicable policies. More details regarding these benefits will be provided to you separately. To the extent that your employment is terminated due to (i) your termination by the Company for Cause or (ii) your resignation without Good Reason (as each such term is defined in the Severance Plan), in each case on or prior to the first anniversary of the Effective Date, at the request of the Company, you will be required to repay to the Company the net after-tax amount of the relocation benefits provided to you.
8.    401(k) Savings Plan and Company Match. You will be automatically enrolled in and begin contributing to the 401(k) plan at the rate of 6% of your compensation approximately 30 days following your start date. You may elect to increase or decrease this rate of contribution at any time or opt out entirely. Information about the 401(k) plan will be mailed to your home address from our 401(k) provider, Fidelity Investments, following your start date. Each payroll, Equinix will contribute 50 cents on every dollar up to the first 6% of your compensation that you defer into your 401(k) account. You will vest in 25% of the company match after your first year as an Equinix employee, and 25% each year thereafter.

9.    Health Benefits. The Company agrees to pay a portion of premiums for health insurance coverage in accordance with the current Company benefits plan. The Company reserves the right to amend these benefits, and to change the plan carriers at any time.
10.    Paid Time Off. You will be entitled to Paid Time Off ("PTO") that accrues on a bi-weekly basis. Full-time employees working 40 hours per week will accrue 4.616 hours per pay period. See the U.S. Equinix Employee Handbook for more information.
11.    Proprietary Information and Inventions Agreement. Like all Equinix employees, you will be required, as a condition to your employment with Equinix, to sign Equinix's standard Proprietary Information and Inventions Agreement ("PIIA"), a copy of which is attached hereto as Exhibit A.
12.    Period of Employment. Your employment with Equinix will be "at will," meaning that either you or Equinix will be entitled to terminate your employment at any time and for any reason, with or without cause. Any contrary representations which may have been made to you are superseded by this offer. This is the full and complete agreement between you and Equinix on this term. Although your job duties, title, compensation and benefits, as well as the Equinix's personnel policies and procedures, may change from time to time, the "at will" nature of your employment may only be changed in an express written agreement signed by you and a duly authorized officer of Equinix.
13.    Outside Activities. While you render services to the Company, you will not engage in any other employment, consulting or other business activity (whether full-time or part-time) that would create a conflict of interest with the Company. While you render services to Equinix, you also will not assist any person or organization in competing with Equinix, in preparing to compete with Equinix or in hiring any employees of Equinix.
14.    Withholding Taxes. All forms of compensation referred to in this letter are subject to reduction to reflect applicable withholding and payroll taxes.
15.    Other Terms. As required by law, your employment with the Company is also contingent upon your providing legal proof of your identity and authorization to work in the United States.
16.    Legal Fee Reimbursement. The Company will pay or reimburse you for your reasonable and documented legal fees up to $10,000, incurred in connection with the negotiation and documentation of this letter agreement and related agreements (including, without limitation, equity incentive, indemnification, severance, change in control and restrictive covenant agreements), and the terms and conditions of your hire.
17.    Entire Agreement. This letter and the Exhibit A attached hereto contain all of the terms of your employment with Equinix and supersede any prior understandings or agreements, whether oral or written, between you and Equinix.
18.    Amendment and Governing Law. This letter agreement may not be amended or modified except by an express written agreement signed by you and a duly authorized officer of Equinix. The terms of this letter agreement and the resolution of any disputes will be governed by California law.

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We look forward to your joining Equinix. You may indicate your agreement to these terms and accept this offer by signing and dating both this letter and the PIIA. Please return the signed offer letter and PIIA to us. Upon your request, a fully executed copy of the PIIA will be provided to you after receiving a company representative’s signature.

Sincerely,
/s/ Adaire Fox-Martin

Adaire Fox-Martin
Chief Executive Officer and President

I have read and accept this employment offer:

/s/ Olivier Leonetti

Olivier Leonetti

02/18/2026

Date Accepted

Attachments:
Exhibit A: Proprietary Information and Inventions Agreement